Exhibit 12.1

ANTERO MIDSTREAM PARTNERS LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	2013		2014		2015		2016		2017

Net income and comprehensive income	$2,015		127,875		159,105		236,703		307,315
Fixed Charges	164		6,183		8,478		24,140		37,557
Total adjusted earnings available for payment of fixed charges	$2,179		134,058		167,583		260,843		344,872

Fixed Charges
Interest expense, including amortization of debt-related expenses	$164		6,183		8,158		$21,893		$37,557
Rental expense representative of interest factor	—		—		—		—		—
Total fixed charges	$164		6,183		8,158		21,893		37,557

Ratio of earnings to fixed charges	13.29	X	21.68	X	20.54	X	11.91	X	9.18	X